December 5, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	enCore Energy Corp.

Registration Statement on Form S-3

File No. 333-290836

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, enCore Energy Corp. respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-290836), as amended, be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on December 9, 2025, or as soon thereafter as practicable.

Please call Charlie Haag of Winston & Strawn LLP at (214) 453-6494 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

ENCORE ENERGY CORP.

/s/ Robert Willette
Robert Willette
Chief Executive Officer

cc:	Charlie Haag, Winston & Strawn LLP

Jennifer Ybarra Taylor, Winston & Strawn LLP